LAZARD FRÈRES & CO. LLC
(S.E.C. I.D. No. 8-2595)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Lazard Frères & Co. LLC:

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co LLC and subsidiaries (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Lazard Frères & Co. LLC and subsidiaries as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2017

LAZARD FRÈRES & CO. LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(In Thousands)

ASSETS		
Cash and cash equivalents	$	535,674
Receivables, net:		
Fees		383,941
Affiliates		52,256
Other		13,000
Investments and securities owned, at fair value		164,584
Property, net		41,275
Goodwill		128,451
Deferred tax assets		12,780
Other assets		47,724
TOTAL ASSETS	$	1,379,685
LIABILITIES AND MEMBER'S EQUITY		
Accrued compensation and benefits	$	256,483
Payables to affiliates		183,275
Accounts payable and accrued expenses		59,127
Income taxes payable		23,932
Obligations under pension and other post-retirement benefit plans		15,102
Securities sold, not yet purchased, at fair value		4,482
Other liabilities		23,130
TOTAL LIABILITIES		565,531
COMMITMENTS AND CONTINGENCIES		
Member's equity		885,585
Accumulated other comprehensive loss, net of tax		(71,431)
TOTAL MEMBER'S EQUITY		814,154
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,379,685

See notes to consolidated statement of financial condition.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(In Thousands)

1. ORGANIZATION AND BASIS OF PRESENTATION

The consolidated statement of financial condition of Lazard Frères & Co. LLC (collectively referred to as the "Company"), is a wholly-owned subsidiary of Lazard Group LLC ("Lazard Group"). Lazard Group is a wholly-owned indirect subsidiary of Lazard Ltd ("Lazard Ltd"), a Bermuda holding company, whose common stock is traded on the New York Stock Exchange. The Company includes the accounts of Lazard Frères & Co. LLC ("LF&Co."), and its wholly-owned, non-guaranteed subsidiaries, Lazard Asset Management LLC and its subsidiaries (collectively referred to as "LAM"), Lazard LAM Holdings, Inc. and Goldsmith, Agio, Helms & Lynner, LLC and its subsidiary ("GAHL"). The Company's operating activities include:

- Financial Advisory, which offers corporate, partnership, institutional, government and individual clients across the globe a wide array of financial advisory services regarding mergers and acquisitions ("M&A") and other strategic matters, restructurings, capital structure, capital raising and various other financial matters, and
- Asset Management, which offers a broad range of global investment solutions and investment management services in equity and fixed income strategies and alternative investments to corporations, public funds, endowments and foundations, labor funds, financial intermediaries and private clients.

Basis of Presentation – The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate entities in which it has a controlling financial interest. The Company consolidates:

- Voting interest entities ("VOEs") where the Company holds a majority of the voting interest in such VOE's, and
- Variable interest entities ("VIEs") where the Company is the primary beneficiary having the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of, or receive benefits from, the VIE that could be potentially significant to the VIE.

When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company either (i) applies the equity method of accounting in which it records a proportionate share of the entities net earnings, or (ii) elects the option to measure at fair value. Intercompany transactions and balances have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below relate to reported amounts and disclosures in the consolidated statement of financial condition.

Foreign Currency Translation – The consolidated statement of financial condition is presented in U.S. dollars. Many of the Company's non-U.S. subsidiaries have a functional currency (*i.e.*, the currency in which operational activities are primarily conducted) that is other than the U.S. Dollar,

generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. Dollars at year-end exchange rates. Adjustments that result from translating amounts from a subsidiary's functional currency to U.S. Dollars are reported in "accumulated other comprehensive loss, net of tax" ("AOCI").

Use of Estimates – The presentation of consolidated statement of financial condition in conformity with U.S. GAAP requires the use of management's estimates. In preparing the consolidated statement of financial condition, management makes estimates and assumptions regarding:

- valuations of assets and liabilities requiring fair value estimates including, but not limited to, investments, derivatives, securities sold, not yet purchased and assumptions used to value pension plans;
- recognition of asset management and distribution fees and the value of the underlying assets under management;
- the adequacy of the allowance for doubtful accounts;
- the realization of deferred tax assets and adequacy of tax reserves for uncertain tax positions;
- the outcome of litigation;
- the carrying amount of goodwill, and
- other matters that affect the reported amounts and disclosure of contingencies in the consolidated statement of financial condition.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated statement of financial condition.

Cash and Cash Equivalents – The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. The Company has concentrations of cash and cash equivalents of $249,249 and $104,489 that are invested in Dreyfus and Goldman Sachs money market funds, respectively, as of December 31, 2016.

Investments and Securities Owned, at fair value – Investments in debt and marketable equity securities held either directly or indirectly through asset management funds or in managed accounts and securities owned at LF&Co. are accounted for at fair value Investments in debt and marketable equity securities held at the Company's non-broker-dealer subsidiaries are considered trading securities and are accounted for at fair value.

Investments also include interests in alternative investment funds and private equity funds, each accounted for at fair value.

Allowance for Doubtful Accounts – The Company maintains an allowance for bad debts to provide for estimated losses relating to fees and other receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on management's analysis of the client's creditworthiness and specifically reserves against exposures where the Company determines the receivables may be impaired, which may include situations where a fee is in dispute or litigation has commenced.

With respect to fees receivables from Financial Advisory activities, such receivables are generally deemed past due when they are outstanding 60 days from the date of invoice. However, some Financial Advisory transactions include specific contractual payment terms that may vary from one month to four years (as is the case with our Private Company Advisory group's ("PCA") receivables) following the invoice date or may be subject to court approval (as is the case with bankruptcy-related restructuring assignments). In such cases, receivables are deemed past due when payment is not received by the agreed-upon contractual date or the court approval date. Financial Advisory fee receivables past due in excess of 180 days are fully provided for unless there is evidence that the balance is collectable. Asset management and distribution fee receivables are deemed past due and fully provided for when such receivables are outstanding 12 months after the invoice date. Notwithstanding our policy for receivables past due, we specifically reserve against exposures relating to Financial Advisory and Asset Management fees where we determine receivables are impaired. See Note 4 for additional information regarding receivables.

Other Receivables, net – Other receivables consists of $9,956 related to the settlement of mutual fund transactions with customers of LAM, $1,167 from unsettled trades, $895 of receivable from underwriting and fees due from third parties, $350 for clearing deposits held at our clearing broker, $504 of loans receivable from employees and $128 of commissions and other receivables. These receivables are short-term in nature, and accordingly, their carrying amount approximates fair value.

Property, net – Property is stated at cost less accumulated depreciation and amortization. Leasehold improvements are capitalized and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 15 years. Depreciation of furniture and equipment, including computer hardware and software, is determined on a straight-line basis using estimated useful lives, generally between 3 and 15 years.

Costs incurred in the preliminary project stage of developing or acquiring internal use software, such as research and feasibility studies, as well as costs incurred in the post-implementation and operational stage, such as maintenance and training, are expensed when incurred. Capitalization of software development costs occurs only after the preliminary-project stage is complete, management authorizes the project and it is probable that the project will be completed and the software will be used for the function intended. Capitalized costs are included in "property" on the consolidated statement of financial condition.

Goodwill – Goodwill has an indefinite life and it is required to be tested for impairment annually or more frequently if circumstances indicate an impairment may have occurred. The Company performs a qualitative evaluation about whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount in lieu of actually calculating the fair value of the

reporting unit. The Company completed its annual goodwill review as of November 1, 2016 and determined that no impairment existed.

Securities Sold, Not Yet Purchased, at fair value – Securities sold, not yet purchased are recorded on a trade date basis and represent liabilities for securities sold where there is an obligation to deliver such securities. These securities are accounted for at fair value, with any increase or decrease in fair value recorded in earnings in accordance with U.S. GAAP.

Derivative Instruments – A derivative is typically defined as an instrument whose value is "derived" from underlying assets, indices or reference rates, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (*e.g.*, currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (*e.g.*, options to buy or sell securities or currencies).

The Company enters into forward foreign currency exchange rate contracts, equity and fixed income swaps and other derivative contracts to economically hedge exposures to fluctuations in currency exchange rates and prices of equity and debt securities. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law. The Company's derivative instruments are recorded at their fair value and are included in "other assets" and "other liabilities" on the consolidated statement of financial condition.

In addition to the derivative instruments described above, the Company records derivative liabilities relating to its obligations pertaining to LAM's deferred compensation arrangements. The fair value of these compensation arrangements are based on the value of the underlying investments, adjusted for estimated forfeitures, and are included in "accrued compensation and benefits" in the consolidated statement of financial condition as of December 31, 2016. See Note 13 for information regarding LAM's deferred compensation arrangements.

Fair Value of Financial Assets and Liabilities – The majority of the Company's financial assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include cash and cash equivalents, deposits with banks, receivables, investments, derivative instruments and an insurance contract.

Revenue Recognition

Investment Banking and Other Advisory Fees – Fees for M&A and Other Advisory services and Restructuring advisory services are recorded when (i) there is persuasive evidence of an arrangement with a client, (ii) fees are fixed or determinable, (iii) the agreed-upon services have been completed and delivered to the client or the transaction or events contemplated in the engagement letter are determined to be substantially completed, which is generally the date the related transactions are consummated, and (iv) collection is reasonably assured. Expenses that are directly related to such transactions and billable to clients are deferred until they become realizable

Asset Management Fees – Asset Management fees are derived from fees for investment management and advisory services provided to clients. Revenue is recorded on an accrual basis primarily based on a percentage of the value of client assets managed. Fees vary with the type of assets managed, with higher fees earned on equity assets and alternative investment funds (such as hedge funds), while lower fees are earned on fixed income and money market products.

In addition, the Company earns performance-based incentive fees on various investment products, including traditional products and alternative investment funds, such as hedge funds. Hedge fund incentive fees are calculated based on a specified percentage of a product's net appreciation, in some cases in excess of established benchmarks, or thresholds. The Company records incentive fees on traditional products and hedge funds at the end of the relevant performance measurement period, when potential uncertainties regarding the ultimate realizable amounts have been determined. The incentive fee measurement period is generally an annual period, unless an account terminates or a redemption occurs during the year. Incentive fees on traditional products are received at the end of the measurement period are not subject to reversal or payback. Incentive fees on hedge funds generally are subject to loss carryforward provisions in which losses incurred by the hedge funds in any year are applied against certain gains realized by the hedge funds in future periods before any incentive fees can be earned.

Receivables relating to asset management fees are reported in "fee receivables, net" in the consolidated statement of financial condition.

Distribution Fees – Pursuant to distribution agreements, a LAM subsidiary acts as the principal underwriter for the open class shares of the Portfolios of The Lazard Funds, Inc., and service class shares of the Portfolios of Lazard Retirement Series, Inc., (collectively, the "Funds"). The Company accounts for such arrangements in accordance with ASC 605-45, *Revenue Recognition – Principle Agent Considerations* and records its distribution fees earned net of fees paid to third party distributors if such agreements qualify for net presentation. Distribution fees receivable and distribution fees payable represent those fees which are receivable from the Funds and those fees which are payable to third party brokers, respectively, as of December 31, 2016. See Note 10 for further discussion of distribution fees receivable and distribution fees payable.

Underwriting – Underwriting revenue is accrued on a trade date basis and represents fees earned, net of estimated transaction related expenses, on primary and secondary offerings of debt and equity securities. Expenses that are directly related to underwriting transactions that are billable to clients are deferred until the underwriting transaction closes and they become realizable. Underwriting fees are recorded net of transaction related expenses.

Soft Dollar Arrangements – LAM obtains research and other services through "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended, LAM does not have any contractual obligation or arrangement requiring it to pay for research and other services obtained through soft dollar arrangements with brokers. Instead, the provider is obligated to pay for these services. Consequently, the Company does not incur any liability and does not accrue any expenses in connection with any research or other services obtained by LAM pursuant to such soft dollar arrangements. If the use of soft dollars is limited or prohibited in the future by regulation, the Company may have to bear the costs of research and other services.

Income Taxes – Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Such temoporary differences are reflected as deferred tax asssets and deferred tax liabilities on the consolidated statement of financial condition. A deferred tax asset is recognized if it is more likely than not (defined or a likelihood of greater than 50%) that a tax benefit will be accepted by a taxing authority.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- taxable income in prior carryback years; and
- tax-planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available information, including the following:

- nature, frequency, magnitude and duration of any past losses and current operating results;
- duration of statutory carryforward periods;
- historical experience with tax attributes expiring unused; and
- near-term and medium-term financial outlook.

The Company records tax positions taken or expected to be taken in a tax return based upon the Company's estimates regarding the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. See Note 15 for additional information relating to income taxes.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(In Thousands)

3. **RECENT ACCOUNTING DEVELOPMENTS**

Fair Value Measurement – In May 2015, the FASB issued updated guidance for the classification and disclosure of certain investments using the net asset value ("NAV") as a practical expedient to measure the fair value of the investment. The guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using NAV as a practical expedient. The new guidance is effective for statement of financial condition issued for fiscal years beginning after December 15, 2015. The new guidance is to be applied on a retrospective basis. The Company elected to early adopt this guidance in the year ended December 31, 2015 and has removed investments that are measured at NAV as a practical expedient from the fair value hierarchy in all periods presented in the consolidated statement of financial condition and related disclosures.

Interest – Imputation of Interest – In April 2015, the FASB issued updated guidance which requires a company to classify debt issuance costs related to a recognized debt liability in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The new guidance is effective for statement of financial condition issued for fiscal years beginning after December 15, 2015, and is to be applied on a retrospective basis. The adoption of this guidance by the Company in the first quarter of 2016 did not have an impact on the Company's consolidated statement of financial condition and related disclosures.

Amendments to the Consolidation Analysis – In February 2015, the FASB issued updated guidance for the consolidation of certain legal entities. The updated guidance eliminates the deferral of certain consolidation standards for entities considered to be investment companies and modifies the evaluation of whether limited partnerships and similar legal entities are VIEs or VOEs. The new guidance is effective for annual reporting periods beginning after December 15, 2015. The Company adopted this guidance using the modified retrospective method with an effective date of January 1, 2016. The adoption of this guidance did not have a material impact on our consolidated statement of financial condition or related disclosures. In October 2016, the FASB issued updated consolidation guidance specific to interests held through related parties that are under common control. The new guidance requires an entity to consider those interests on a proportionate basis The Company adopted this guidance retrospectively with an effective date of January 1, 2016, as it is required to coincide with the adoption of the February 2015 guidance. The adoption of this guidance did not have a material impact on our consolidated statement of financial condition or related disclosures.

Intangibles – Goodwill and Other – Internal-Use Software: Customers Accounting for Fees Paid in a Cloud Computing Arrangement – In April 2015, the FASB issued updated guidance providing clarification on whether a cloud computing arrangement that contains a software license should be accounted for as internal-use software. The new guidance is effective for annual and interim periods beginning after December 15, 2015. The adoption of this guidance by the Company in the first quarter of 2016 did not have a material impact on our consolidated statement of financial condition.

Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting – In March 2016, the FASB issued new guidance regarding equity-based incentive compensation. The new guidance includes several amendments which affect various aspects of the accounting for equity-based incentive compensation transactions, including the income tax

consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The new guidance is effective for annual and interim periods beginning after December 15, 2016. The adoption of this guidance by the Company is expected to not have a material impact on the Company's consolidated statement of financial condition.

Revenue from Contracts with Customers – In May 2014, the Financial Accounting Standards Board (the "FASB") issued comprehensive new revenue recognition guidance. The guidance requires a company to recognize revenue when it transfers promised services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures. This new guidance was to be effective for annual and interim periods beginning after December 15, 2016. On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue guidance by one year to annual reporting periods beginning after December 15, 2017, with early adoption being permitted for annual periods beginning after December 15, 2016. The guidance may be adopted using a full retrospective approach or a modified cumulative approach. During 2016, the FASB issued additional clarifications for certain aspects of the new revenue recognition guidance. The Company currently expects to adopt the revenue recognition guidance in the first quarter of 2018. The Company's implementation efforts include the identification of revenue within the scope of the guidance and the evaluation of revenue contracts. The Company also continues to evaluate both the timing of revenue recognition and the presentation of certain contract costs.

Classification of Certain Cash Receipts and Cash Payment – In August and November 2016, the FASB issued updated guidance which clarifies how a company should classify certain cash receipts and cash payments on the statement of cash flows and clarifies that restricted cash should be included in the total of cash and cash equivalents on the statement of cash flows. The new guidance for both updates is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The new guidance is to be applied on a retrospective basis. The Company is currently evaluating the new guidance.

Clarifying the Definition of a Business – In January 2017, the FASB issued updated guidance to clarify the definition of a business within the context of business combinations. The updated guidance requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This updated guidance is expected to reduce the number of transactions that need to be further evaluated as business combinations. If further evaluation is necessary, the updated guidance will require that a business set include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. The updated guidance will remove the evaluation of whether a market participant could replace missing elements. The new guidance is effective for annual and interim periods beginning after December 15, 2017 and is to be applied on a prospective basis. The Company is currently evaluating the new guidance.

Leases – In February 2016, the FASB issued updated guidance for leases. The guidance requires a lessee to (i) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the statement of financial condition, (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line

basis, and (iii) classify all cash payments within operating activities in the statement of cash flows. The new guidance is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The new guidance is to be applied on a modified retrospective basis. The Company is currently evaluating the new guidance.

Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments – In June 2016, the FASB issued new guidance regarding the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology in the current guidance with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. The new guidance is effective for annual and interim periods beginning after December 15, 2019 with early adoption permitted for fiscal years beginning after December 15, 2018. The Company is currently evaluating the new guidance.

Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment – In January 2017, the FASB issued updated guidance which eliminated Step 2 from the goodwill impairment test. Step 2 is the process of measuring a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. The new guidance requires entities to measure a goodwill impairment loss at the amount by which a reporting unit's carrying value exceeds its fair value, limited to the carrying amount of goodwill. The FASB also eliminated the requirements for entities that have reporting units with zero or negative carrying amounts to perform a qualitative assessment for the goodwill impairment test. Instead, those entities would be required to disclose the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount. The new guidance is effective for interim or annual goodwill impairment tests performed in fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the new guidance.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(In Thousands)

4. FEE RECEIVABLES, NET

Receivables are stated net of an estimated allowance for doubtful accounts, for past due amounts and for specific accounts deemed uncollectible, which may include situations where a fee is in dispute.

Fee receivables, net, consists of receivables for investment banking fees, PCA fees, private placement fees and asset management and distribution fees as of December 31, 2016:

Financial advisory fees:	
Investment banking	$ 170,197
PCA	50,194
Private placement	50
Asset management fees:	
Asset management and distribution fees	168,401
Total fee receivables	388,842
Less: Allowance for doubtful accounts	(4,901)
Fee receivables, net	$ 383,941

The Company's PCA fees receivable are interest bearing receivables whose values are based on discounted cash flows expected to be collected and approximate their fair values. Based upon the Company's historical experience, the credit quality of the counterparties, and the lack of past due or uncollectible amounts, there is no allowance for doubtful accounts for PCA fees receivable. The aggregate carrying amount of all the other fees receivables approximates fair value.

Activity in the allowance for doubtful accounts for the year ended December 31, 2016 was as follows:

	Year Ended December 31, 2016
Balance, January 1, 2016	$ (4,526)
Bad debt expense, net of recoveries	(372)
Charge-offs, foreign currency translation and other adjustments	(3)
Balance, December 31, 2016	$ (4,901)

As of December 31, 2016, the Company had receivables past due or deemed uncollectible of $5,326.

5.   **INVESTMENTS**

The Company's investments and securities sold, not yet purchased at fair value as of December 31, 2016, consist of the following:

Investments:

Equities	$	40,835
Funds:		
Alternative investments[a]		24,839
Debt [a]		38,537
Equity [a]		59,022
Private equity		1,351
		123,749
Total Investments, at fair value	$	164,584
Securities sold, not yet purchased, at a fair value	$	4,482

[a] Interests in alternative investments, debt and equity funds include investments with fair values of $5,478, $1,809 and $7,252, respectively, as of December 31, 2016, held in order to satisfy the Company's liabilities upon vesting of fund interests related to the Company's deferred compensation arrangements. The Company's deferred compensation arrangements are further explained in Note 13.

Equities primarily consist of seed investments invested in marketable equity securities of large-, mid- and small-cap domestic, international and global companies held within separately managed accounts related to LAM's business and securities held by LF&Co.

Alternative investments funds primarily consist of interests in various hedge funds, fund of funds and mutual funds related to LAM's business and amounts related to LAM deferred compensation arrangements.

Debt funds primarily consist of a debt fund held by LF&Co. and seed investments in funds related to LAM's business that invest in debt securities and amounts related to LAM deferred compensation arrangements.

Equity funds primarily consist of seed investments in funds related to LAM's business that invest in equity securities and amounts related to LAM's deferred compensation arrangements.

Private equity fund consists of an interest in a limited partnership that invests in private equity securities.

6.   **FAIR VALUE MEASUREMENTS**

The Fair Value Hierarchy of Investments and Certain Other Assets and Liabilities – The Company categorizes its investments and certain other assets and liabilities recorded at fair value of investments into a three-level fair value hierarchy as follows:

Level 1.   Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2.   Assets and liabilities whose values are based on (i) quoted prices for similar assets or liabilities in an active market, or quoted prices for identical or similar assets or liabilities in non-active markets, or (ii) inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

Level 3.   Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose trading volume and level of activity have significantly decreased when compared with normal market activity and there is no longer sufficient frequency or volume to provide pricing information on an ongoing basis.

The Company's investments in securities sold, not yet purchased are classified as Level 1 when their respective fair values are based on unadjusted quoted prices in active markets.

The fair value of equities is principally classified as Level 1 or Level 3 as follows: marketable equity securities are classified as Level 1 and are valued based on the last trade price on the primary exchange for that security as provided by external pricing services; equity securities in private companies are generally classified as Level 3.

The fair value of investments in alternative investment funds, debt funds and equity funds are classified as Level 1 assets when the fair values are primarily based on the publicly reported closing price for the fund.

The fair values of derivatives entered into by the Company are classified as Level 2, and are based on the values of the related underlying assets, indices or reference rates as follows—the fair value of forward foreign currency exchange rate contracts is a function of the spot rate and the interest rate differential of the two currencies from the trade date to the settlement date; the fair value of equity and fixed income swaps is based on the change in fair values of the related underlying equity security, financial instrument or index and a specified notional holding; and the fair value of derivative liabilities related to LAM's deferred compensation arrangements is based on the value of the underlying investments, adjusted for forfeitures. See Note 7.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(In Thousands)

Investments Measured at Net Asset Value – As a practical expedient, the Company uses NAV or its equivalent to measure the fair value of certain investments. NAV is primarily determined based on information provided by external fund administrators. The Company's investments valued at NAV as a practical expedient in (i) alternative investment funds, debt funds and equity funds are redeemable in the near term, and (ii) private equity funds are not redeemable in the near term as a result of redemption restrictions.

The following table presents the classification of (i) investments and certain other assets and liabilities measured at fair value on a recurring basis as of December 31, 2016, within the fair value hierarchy and (ii) investments measured at NAV or its equivalent as a practical expedient:

	Fair Value Measurements on a Recurring Basis				
	Level 1	Level 2	Level 3	NAV (a)	Total
Assets:					
Investments:					
Equities	$ 39,504	$ -	$ 1,331	$ -	$ 40,835
Funds:					
Alternative investments	18,833	-	-	6,006	24,839
Debt	38,531	-	-	6	38,537
Equity	58,983	-	-	39	59,022
Private equity	-	-	-	1,351	1,351
Derivatives	-	498	-	-	498
Total	$ 155,851	$ 498	$ 1,331	$ 7,402	$ 165,082
Liabilities:					
Securities sold, not yet purchased	$ 4,482	$ -	$ -	$ -	$ 4,482
Derivatives	-	23,930	-	-	23,930
Total	$ 4,482	$ 23,930	$ -	$ -	$ 28,412

(a) Represents certain investments measured at NAV or its equivalent as a practical expedient in determining fair value. In accordance with current accounting guidance, these investments have not been classified in the fair value hierarchy.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(In Thousands)

The following table presents as of December 31, 2016 certain investments that are valued using NAV as a practical expedient in determining fair value. The Company has no unfunded commitments related to these investments:

			Estimated Liquidation Period of Investments Not Redeemable			Investments Redeemable	
	Fair Value	% of Fair Value Not Redeemable	% Next 5 Years	% 5-10 Years	% Thereafter	Redemption Frequency	Redemption Notice Period
Investment							
Alternative Investment funds:							
Hedge funds	$ 5,071	N/A	N/A	N/A	N/A	(a)	<30-60 Days
Fund of funds	492	N/A	N/A	N/A	N/A	(b)	<30->90 Days
Other	443	N/A	N/A	N/A	N/A	(c)	<30-60 Days
Debt funds	6	N/A	N/A	N/A	N/A	(d)	<30 Days
Equity funds	39	N/A	N/A	N/A	N/A	(e)	<30-90 Days
Private equity funds	1,351	100%	100%	0%	0%	N/A	N/A
Total	$ 7,402						

Redemption frequency as follows:
(a) weekly (67%), monthly (2%) and quarterly (31%)
(b) monthly (98%) and quarterly (2%)
(c) daily (7%) and monthly (93%)
(d) daily (100%)
(e) daily (19%), monthly (50%) and quarterly (31%)

Financial Instruments Not Measured at Fair Value – The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2016 that are not measured at fair value in the Company's consolidated statement of financial condition.

			Fair Value Measurements Using:		
	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:					
Cash and cash equivalents	$ 535,674	$ 535,674	$ 535,674	$ -	$ -
PCA receivables	$ 50,194	$ 50,198	$ -	$ -	$ 50,198
Insurance contract (included within prepaid and other assets)	$ 717	$ 717	$ -	$ 717	$ -
Interest-bearing deposits (included within other assets)	$ 456	$ 456	$ 456	$ -	$ -

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(In Thousands)

Cash and cash equivalents are carried at either cost or amortized cost that approximates fair value due to their short-term maturities. Money market funds are valued through the use of quoted market prices, or $1.00 per share, which generally is the NAV of the fund.

Fair values of PCA fees receivables were generally determined by discounting both principal and interest cash flows expected to be collected, using a discount rate approximating current market interest rates for comparable financial instruments and based on unobservable inputs.

The carrying value of the insurance contract is stated at its cash surrender value, which approximates fair value because cash surrender value represents the value if it is currently redeemed.

The carrying value of interest-bearing deposits is at amortized cost, which approximates fair value due to their short-term nature.

7. DERIVATIVES

The table below presents the fair values of the Company's derivative instruments reported within "other assets" and "other liabilities" and the fair value of the Company's derivative liability relating to its obligation pertaining to LAM's deferred compensation arrangements reported within "accrued compensation and benefits" in the consolidated statement of financial condition as of December 31, 2016:

	Assets at December 31, 2016		Liabilities at December 31, 2016	
	Fair Value	Notional	Fair Value	Notional
Forward foreign currency exchange rate contracts	$ 501	$ 12,047	$ 3	$ 154
Equity and fixed income swaps and other [a]	357	7,219	9,377	75,274
LAM's deferred compensation arrangements	-	-	14,910	15,024
Total Derivatives	858	$ 19,266	24,290	$ 90,452
Counterparty netting	(360)		(360)	
Total Derivatives, net	$ 498		$ 23,930	

[a] Equity and fixed income swaps with the same counterparty under legally enforceable master netting agreements are recorded "net" in "other assets", with receivables for net cash collateral under such contracts of $16,996 as of December 31, 2016.

(In Thousands)

8. PROPERTY, NET

As of December 31, 2016, Property, net consists of the following:

	December 31, 2016
Leasehold improvements	$ 21,144
Furniture and equipment	115,907
Total	137,051
Less - Accumulated depreciation and amortization	(95,776)
Property, net	$ 41,275

9. OTHER ASSETS AND OTHER LIABILITIES

The following table set forth the Company's other assets, by type, as of December 31, 2016:

	December 31, 2016
Prepaid expenses	$ 19,532
Cash collateral on swap contracts	7,976
Reimbursable client expenses	8,015
Prepaid compensation	4,648
Prepaid pension asset	822
Receivables from related parties	129
Current income tax	226
Other	6,376
Total	$ 47,724

The following table set forth the Company's other liabilities, by type, as of December 31, 2016:

	December 31, 2016
LAM's settlements of mutual fund transactions payable to customers	$ 12,438
Deferred revenue	4,340
Deferred lease incentives	3,059
Other	3,293
Total	$ 23,130

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(In Thousands)

10. TRANSACTIONS WITH AFFILIATES

A description of material transactions and balances with affiliates included in the consolidated statement of financial condition of the Company as of December 31, 2016 or for the year then ended are set forth below.

Investment Banking and Other Advisory Fees – The Company periodically shares investment banking and other advisory fees with affiliates that have jointly performed services relative to the completion of certain customer transactions.

Executive Management Service Charge – The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company LLC ("LSCC"), a wholly-owned subsidiary of Lazard Group, provides various services associated with the management, administration and operations of Lazard Group.

LSCC allocates the costs paid by the Company along with other costs for management, administration and operations of Lazard Group to the Company and other subsidiaries and affiliates of Lazard Group. These costs are allocated based on revenue or headcount.

Investment Management Services and Revenues – The Company serves as an investment advisor for certain affiliated investment companies and alternative investment funds and receives management fees and, for the alternative investment funds, performance fees for providing such services. Receivables relating to such Investment advisory fees were $45,171 December 31, 2016, and is included in "receivables, net-fees" in the consolidated statement of financial condition.

Distribution Fees – The Company serves as distributor for certain affiliated investment companies and receives distribution revenue for providing such services. The Company's distribution fees receivable as of December 31, 2016 were $1,410 and are included in "receivables, net-fees" in the consolidated statement of financial condition. See Note 2 for further discussion of distribution fees earned.

Receivables from Affiliates – Receivables from affiliates is comprised of the following items at December 31, 2016:

Receivable from Lazard Group in connection with incentive compensation plans	$ 32,757
Banking and PCA fee sharing due from various affiliates	9,011
Executive management services agreement charges due from various affilates	5,100
Other	5,388
Total Receivable from Affiliates	$ 52,256

Payables to Affiliates – Payables to affiliates is comprised of the following items at December 31, 2016:

Compensation charges due to Lazard Group	$ 134,707
Deferred compensation charges due to various affiliates	10,521
Rent allocation payable to Lazard Group	12,868
Executive management services agreement charges by LSCC	3,872
Banking and PCA fee sharing due to various affiliates	19,414
Other	1,893
Total Payables to Affiliates	$ 183,275

11. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases office space, office equipment and other computer hardware and software under non-cancelable operating lease agreements, which expire on various dates through 2028. Office space lease agreements, in addition to base rentals, are generally subject to escalation based on certain costs incurred by the landlord. The Company subleases office space to third parties under agreements, which expire in January 2019.

Minimum rental commitments under non-cancelable leases, net of sublease income are as follows:

Year Ending December 31,	Minimum Rental Commitments Operating Leases
2017	$ 14,476
2018	10,398
2019	5,083
2020	2,746
2021	2,580
Thereafter	9,192
Total minimum lease payments	44,475
Less - Sublease proceeds	1,078
Net lease payments	$ 43,397

Other Commitments –The Company has various other contractual commitments arising in the ordinary course of business. In addition, from time to time, the Company may enter into underwriting commitments in which it will participate as an underwriter. At December 31, 2016, the Company had no such underwriting commitments.

Legal – The Company is involved from time to time, in judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of the Company's businesses, including proceedings initiated by former employees alleging wrongful termination. The Company reviews such matters on a case-by-case basis and establishes any required accrual if a loss is probable and the amount of such loss can be reasonably estimated. The Company believes, however, based on currently available information, that the results of any pending matters, in the aggregate, will not have a material effect on its business or financial condition.

12. MEMBER'S EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year.

13. INCENTIVE COMPENSATION

The Company participates in Lazard Ltd's share-based and fund-based incentive compensation plans.

Share-Based Incentive Compensation – Lazard Ltd's share-based incentive compensation awards that do not require future service are expensed immediately; however, awards that require future service are amortized over the applicable vesting period or requisite service period. Expenses relating to share-based incentive compensation awards are generally based on the fair value of Lazard Ltd's Class A common stock on the date of grant.

Fund-Based Incentive Compensation – Lazard Group sponsors a program whereby Lazard Group grants interests in certain funds managed by LAM to eligible employees, ("Lazard Fund Interests"), which generally require future service as a condition for vesting. Lazard Asset Management Limited ("LAM-UK"), a subsidiary of LAM, based in the United Kingdom, owns the the Lazard Fund Interests granted in 2016 and 2015 by Lazard Group to LAM-UK employees. These fund interests are included in investments on the consolidated balance sheet. One third of the Lazard Fund Interests awarded in 2016 vest on or around March 1, 2018, and the remaining two-thirds vest on or around March 1, 2019.

LAM Deferred Compensation Arrangements - LAM grants deferred interests in LAM funds and other LAM products to certain employees as specified in their compensation agreements (referred to herein as LAM deferred compensation arrangements). The LAM deferred compensation arrangements generally require future service as a condition for vesting.

In connection with the Lazard Fund Interests purchased from Lazard Group and the LAM deferred compensation arrangements, the Company records a prepaid compensation asset and a corresponding compensation liability on the date of grant based upon the fair value of the award. The prepaid asset is amortized on a straight-line basis over the applicable vesting periods or requisite

service periods. LAM deferred compensation arrangements that do not require future service are expensed immediately. The related compensation liabilities associated with Lazard Fund Interests and LAM deferred compensation arrangements are accounted for at fair value as derivative liabilities that contemplate the impact of estimated forfeitures, and are adjusted for changes in fair value primarily related to changes in value of the underlying investments.

The amortization of the prepaid compensation will generally be recognized over a weighted average period of approximately 1.6 years subsequent to December 31, 2016.

14. EMPLOYEE BENEFIT PLANS

The Company provides pension and other post-employment benefits to certain of its employees through defined benefit plans. Additionally, in the U.S., the Company sponsors a partially funded, contributory post-retirement medical plan covering qualifying U.S. employees. The defined benefit pension plans and post-retirement medical plan, prior to being frozen, generally provided benefits to participants based on average levels of compensation. The other post-employment benefit plans sponsored by certain subsidiaries are active and provide benefits to the participants, when they separate from the Company. Benefits are based on years of service and levels of compensation

LAM-UK co-sponsors a defined benefit pension plan (the "UK Plan") with Lazard & Co. Limited, a UK affiliate. This consolidated statement of financial condition includes LAM-UK's 27% share of the plan's assets and liabilities at December 31, 2016 and 27% of the plan's activity for the year ended December 31, 2016.

Employer Contributions to Pension Plans – The Company's funding policy for its pension plans is to fund when required by government regulation or when applicable, upon an agreement with the plans' trustees. Management also evaluates from time to time whether to make voluntary contributions to the plans. The Company funds its post-employment plans on a voluntary basis. The Company is not required, nor does it expect to make any contributions to its pension plans during 2017.

Investment Policies and Strategies – The primary investment goal is to ensure that the Company's pension plans remain well funded, taking account of the likely future risks to investment returns and contributions. As a result, portfolios of assets are maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plans without exposing the plans to an unacceptable risk of under-funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plans over a reasonable time period is considered when determining the level of risk that is appropriate. The Company's investing policy for its post-employment plans is to invest in highly liquid, low risk mutual funds or interest bearing bank accounts to ensure fund are readily available when employees separate from the Company. The fair value of the plans' investments classified as Level 1 assets are based on market quotes. The fair value of plan investments measured at NAV or its equivalent as a practical expedient is determined based on information provided by external fund administrators and such investments are redeemable in the near term.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(In Thousands)

The expected long-term rate of return on plan assets assumption is developed by using historical data, which includes; market yields, price earnings ratios, investment returns, volatilities and other data. Such historical data is then adjusted for (i) current market conditions including current market yields and equity dividend and earnings yields, and (ii) information from central banks and academic papers that serve as indicators of future inflation and economic growth. The adjusted historical data is then evaluated against investment manager expectations.

Defined Contribution Plan – Pursuant to certain matching contributions, the Company contributes to employer sponsored defined contribution plans.

Post-Retirement Medical Plan – The post-retirement medical plan (the "PRM") pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after meeting certain age and service requirements. Effective January 1, 2005, post-retirement health care benefits are no longer offered to managing directors and employees hired on or after January 1, 2005 and for managing directors and employees employed before January 1, 2005 who attained the age of 40 after December 31, 2005.

On October 19, 2016, the Company paid participants in the PRM, $2,936 in the aggregate to settle in full the Company's obligation under the PRM.

	Employee Pension Plans		Post Employment Plans		Post Retirement Medical Plan	
Actual return on plan assets	$	21,378	$	14	$	-
Employer contribution	$	175	$	105	$	3,289
Plan participants' contribution	$	-	$	-	$	777
Benefits paid	$	(5,657)	$	-	$	(4,066)

The amounts in "accumulated other comprehensive loss, net of tax" in the consolidated statement of financial condition as of December 31, 2016 that are expected to be recognized as components of net periodic benefit cost for the year ending December 31, 2017 are as follows:

	Employee Pension Plan		Post Employment Plans		Post Retirement Medical Plan		Total
Net actuarial loss	$	750	$	-	$	-	$750

As a result of the pension plans being frozen, the accumulated benefit obligation and the projected benefit obligation are equal and with respect to the pension plans, are referred to herein as benefit obligation. The following table summarizes the Company's benefit obligations, the fair value of the assets and the funded status and amount recognized in the consolidated statement of financial condition for the benefit plans at December 31, 2016:

	Employee Pension Plans	Post Employment Plans	Post Retirement Medical Plan
Change in Benefit Obligation			
Benefit obligation at beginning of year	$ 129,421	$ 835	$ 4,750
Service cost	-	131	11
Interest cost	4,346	20	167
Actuarial (gain) loss	23,360	(9)	(271)
Benefits paid	(5,657)	-	(353)
Plan Termination Benefit	-	-	(2,936)
Settlements (Curtailments)	-	-	(1,368)
Foreign currency translation adjustment	(16,333)	(21)	-
Benefit obligation at end of year	135,137	956	-
Change in Plan Assets			
Fair value of plan assets at beginning of year	123,667	724	-
Actual return on plan assets	21,378	14	-
Employer contribution	175	105	3,289
Benefits paid	(5,657)	-	(3,289)
Foreign currency translation adjustment	(18,572)	(22)	-
Fair value of plan assets at end of year	120,991	821	-
Funded surplus (deficit) at end of year	$ (14,146)	$ (135)	$ -
Amount recognized in the Consolidated Statement of Financial Condition consists of:			
Prepaid pension asset (included in "other assets")	$ -	$ 821	
Accrued benefit liability	$ (14,146)	$ (956)	$ -
Net asset (liability) recognized	$ (14,146)	$ (135)	$ -
Amounts Recognized in Accumulated Other Comprehensive Income/(Loss) (excluding tax benefit of $3,170 consists of:			
Actuarial net (gain) loss	$ 37,325	$ 280	$ -

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(In Thousands)

The assumptions used to develop actuarial present value of the projected benefit obligation and net periodic benefit cost as of and for the year ended December 31, 2016 are set forth below:

	Employee Pension Plans	Post Employment Plans	Post Retirement Medical Plan
Weighted-average assumptions used to determine Benefit Obligations:			
Discount rate	3.03%	2.50%	N/A
Weighted-average assumptions used to determine Net Periodic Benefit Cost:			
Discount rate	3.12%	2.50%	3.89%
Expected long-term rate of return on plan assets	4.83%		
Health care cost trend rates used to determine net periodic benefit cost:			
Initial			6.50%
Ultimate			5.00%
Year ultimate trend rate achieved			2019

Generally, the Company determined the discount rate for its defined benefit plans by utilizing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan, giving consideration to expected returns on different asset classes held by the plans in light of prevailing economic conditions.

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five years and in the aggregate for the five years thereafter:

	Employee Pension Plans		Post Employment Plans		Post Retirement Medical Plan	
2017	$	3,479	$	81	$	-
2018	$	3,762	$	371	$	-
2019	$	4,109	$	105	$	-
2020	$	4,122	$	105	$	-
2021	$	4,439	$	102	$	-
2022- 2026	$	26,147	$	509	$	-

Plans' Assets - The following table presents the categorization of the Company's pension plans' investments, measured at fair value, into a fair value hierarchy and investments measure at NAV or its equivalent as a practical expedient in accordance with fair value measurement disclosure requirements as of December 31, 2016:

	Level 1	Level 2	Level 3	NAV	Total
Investments:					
Cash	$ 4,361	$ -	$ -	$ -	$ 4,361
Equities	3,920	-	-	-	3,920
Debt	4,589	-	-	-	4,589
Funds:					
Equities	33,338	-	-	6,129	39,467
Debt	10,494	-	-	54,818	65,312
Alternative investments	205	103	-	3,855	4,163
Totals	$ 56,907	$ 103	$ -	$ 64,802	$121,812

Investments in funds managed by LAM include Level 1 Equity Funds of $18,877 and $6,129 of funds valued at net asset value as a practical expedient.

Consistent with the plans' investment strategies, at December 31, 2016, the Company's U.S. pension plan had 25% of the plans' assets invested in Level 1 equity funds, 47% invested in Level 1 debt funds and 28% invested in equity funds valued at net asset value as a practical expedient. The Company's UK Plan at December 31, 2016 had 32% of the plan's assets invested in equities and equity funds that are Level 1 assets, 60% of the plan's assets invested in debt and debt funds that are valued at net asset value as a practical expedient, 4% of the plan's assets invested in alternative investments and alternative investments that are valued at net asset value as a practical expedient and 4% of the plan's assets invested in cash, which is a Level 1 asset.

15. INCOME TAXES

As a single-member limited liability company, LF&Co. is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to: (i) its certain subsidiaries that are taxed as corporations in the jurisdictions in which they operate as well as (ii) income attributable to operations apportioned to New York City, which are subject to New York City Unincorporated Business Tax ("UBT").

Details of the Company's deferred tax assets and liabilities at December 31, 2016 are as follows:

Deferred tax assets:	
Compensation and benefits	$ 10,101
Basis adjustments - 2005 separation and recapitalization	699
Net operating loss and tax credit carryforwards	2,203
Depreciation and amortization	425
Other	781
Gross deferred tax asset	14,209
Valuation allowance	-
Total deferred tax assets, net of valuation allowance	14,209
Deferred tax liabilities:	
Compensation and benefits	(237)
Depreciation and amortization	(117)
Goodwill	(13)
Other	(1,073)
Total deferred tax liabilities	(1,440)
Total net deferred tax assets	$ 12,769

The Company has net operating loss and tax credit carryforwards for which related deferred tax assets of $2,203 were recorded at December 31, 2016, that primarily relate to indefinite lived carryforwards in Germany of $1,415 and certain carryforwards of $788, relating to LAM Canada, and LAM Korea, a portion of which begin expiring in 2023.

The Company's liability for unrecognized tax benefits of $17,419 at December 31, 2016, includes $3,334 related to interest and penalties, which, if recognized, $15,072 would favorably affect the effective tax rate. With few exceptions, the Company is no longer subject to income tax examination by U.S. federal, state and local tax authorities for years prior to 2012 and by foreign tax authorities for years prior to 2010. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company does not expect that the result of any final determination related to these examinations will have a material impact on its consolidated statement of financial condition. Developments with respect to such examinations are monitored on an ongoing basis and adjustments to tax liabilities are made as appropriate.

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) is as follows:

Balance, January 1, 2016 (excluding interest & penalties of $2,957)	$	9,850
Increases in gross unrecognized tax benefits pertaining to:		
Tax positions taken during current year		2,963
Tax positions taken in prior year		4,625
Decreases in gross unrecognized tax benefits pertaining to:		
Tax positions taken in prior years		-
Settlements		(1,706)
A lapse of the applicable statue of limitations		(1,647)
Balance, December 31, 2016 (excluding interest & penalties of $3,334)	$	14,085

The Company anticipates that it is reasonably possible that approximately $4,100 of unrecognized tax benefits recorded at December 31, 2016 may be recognized within 12 months by as a result of the lapse of the statute of limitations in various taxing jurisdictions.

16. **SUBSEQUENT EVENTS**

Management has evaluated whether any subsequent events occurred subsequent to the date of this consolidated statement of financial condition and through the date of issuance of the consolidated statement of financial condition, and determined there were no material events that would require recognition or disclosure in this consolidated statement of financial condition.

* * * * *